

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Robert Lavan
Executive Vice President and Chief Financial Officer
Bally's Corp
100 Westminster Street
Providence, RI 02903

> **Re: Bally's Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 10-Q for the Quarterly Period Ended March 31, 2022**
> **Filed May 5, 2022**
> **File No. 001-38850**

Dear Robert Lavan:

We have reviewed your May 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Adjusted EBITDA by Segment, page 47

1.   We note your response to our comment 1. More specifically, we note your description of the various costs that are included in the adjustments that make up other, net. It appears that deal-related, expansion and pre-opening expenses as well as costs related to pursuing sports betting, iGaming and lottery access represent normal, recurring, cash operating expenses necessary to operate your business. Please revise future filings to ensure these costs are not excluded from adjusted EBITDA.

Form 10-Q for the Quarterly Period Ended March 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA and Adjusted EBITDAR by Segment, page 49

2.   We note that Adjusted EBITDAR eliminates rent expense associated with triple net operating leases, which appears to be a normal, recurring, cash operating expense necessary to operate your business. Please tell us how you determined it was appropriate to exclude rent expense associated with triple net operating leases from this measure. Refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

      You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction